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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 14)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 4.  The Solicitation or Recommendation.

     (a) On June 8, 1999, the Board of Directors (the "RSC Board") of Rental Service Corporation ("RSC") met in Scottsdale, Arizona (the "June 8 Meeting") to, among other things, receive and evaluate the joint presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), financial advisors to RSC, with respect to their ongoing review of strategic alternatives available to RSC.

     At the June 8 Meeting, Merrill Lynch and Morgan Stanley jointly presented to the RSC Board an analysis of RSC's strategic alternatives. During the presentation, Merrill Lynch informed the RSC Board that it had not changed its written opinion, dated April 16, 1999, as to the inadequacy, from a financial point of view, of the consideration being offered by United Rentals, Inc. ("United Rentals") to RSC's stockholders (other than United Rentals and its affiliates) in United Rentals' tender offer for RSC's common stock (the "Tender Offer"). In light of the foregoing, the RSC Board confirmed its previous determination that the Tender Offer is inadequate and not in the best interests of RSC or its stockholders. The RSC Board also determined to continue to recommend that RSC's stockholders reject the Tender Offer and not tender their shares of RSC's common stock pursuant to the Tender Offer and to continue to urge RSC's stockholders not to deliver consents to United Rentals with respect to its solicitation of consents to remove and replace the members of the RSC Board.

     Following the joint presentation of Merrill Lynch and Morgan Stanley, the RSC Board discussed the matters presented and determined to further explore the strategic alternatives available to RSC.

     The process of exploring RSC's strategic alternatives could result in RSC requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with RSC; could result in an agreement for a strategic transaction between RSC and a third party; could result in an auction of RSC involving multiple parties that have communicated expressions of interest in RSC; could result in a recapitalization or an investment in RSC by a third party; or could result in RSC remaining an independent public company. No assurance can be given as to the outcome of the pursuit of any of these alternatives or that any discussions or negotiations with one or more third parties which may be entered into will result in a request for or submission of any proposal or will result in an auction of RSC or that any such proposal, if made, by one or more third parties will result in an agreement to engage in a strategic transaction with RSC.

     As part of the RSC Board's determination, the RSC Board also authorized its financial and legal advisors to provide forms of confidentiality/standstill agreements to third parties, including United Rentals, interested in obtaining access to RSC's senior management and reviewing confidential business and financial information of RSC.

     Following these discussions and at the request of the RSC Board, counsel to the RSC Board then reviewed with the RSC Board certain matters related to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between RSC and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). After discussing these matters, the RSC Board adopted an amendment to the Rights Agreement to (1) provide for the expiration of the Rights Agreement on December 9, 1999, rather than April 16, 2009, and (2) in light of the termination of the Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), between RSC and NationsRent, Inc. ("NationsRent"), delete all references to NationsRent, the NationsRent Merger Agreement and certain other documents executed by RSC and NationsRent in connection therewith, including, among others, the deletion of a reference to the expiration of the Rights Agreement 60 days following the termination of the NationsRent Merger Agreement.

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     At the June 8 Meeting, the RSC Board also discussed setting a date for the
1999 annual meeting of RSC's stockholders (the "1999 Annual Meeting"). After considering the matter, the RSC Board determined to set August 27, 1999 as the date for the 1999 Annual Meeting. In connection therewith, the RSC Board also fixed the record date for stockholders entitled to vote at the 1999 Annual Meeting as the close of business on July 7, 1999.

     A copy of the press release issued by RSC relating to certain of the foregoing matters is filed as Exhibit 59 hereto and is incorporated by reference herein.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

     (a) As described in the response to Item 4(a) above, based upon its evaluation of the joint presentation of Merrill Lynch and Morgan Stanley at the June 8 Meeting, the RSC Board determined to further explore the strategic alternatives available to RSC. As part of this determination, the RSC Board authorized its financial and legal advisors to provide forms of confidentiality/standstill agreements to third parties, including United Rentals, interested in obtaining access to RSC's senior management and reviewing confidential business and financial information of RSC.

     On June 9, 1999, representatives of Merrill Lynch and Morgan Stanley contacted Goldman, Sachs & Co. ("Goldman, Sachs"), financial advisor to United Rentals, to advise Goldman, Sachs that RSC would provide a form confidentiality/ standstill agreement to Goldman, Sachs, on behalf of United Rentals, pursuant to the RSC Board's determination at the June 8 Meeting.

     The process of exploring RSC's strategic alternatives could result in RSC requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with RSC; could result in an agreement for a strategic transaction between RSC and a third party; could result in an auction of RSC involving multiple parties that have communicated expressions of interest in RSC; could result in a recapitalization or an investment in RSC by a third party; or could result in RSC remaining an independent public company. No assurance can be given as to the outcome of the pursuit of any of these alternatives or that any discussions or negotiations with one or more third parties which may be entered into will result in a request for or submission of any proposal or will result in an auction of RSC or that any such proposal, if made, by one or more third parties will result in an agreement to engage in a strategic transaction with RSC.

     In connection with the foregoing, the RSC Board has determined and affirmed that disclosure of the possible terms of any transactions or proposals which may result from the process prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions or proposals and, accordingly, has instructed RSC's management not to disclose such possible terms, or the parties thereto, until such agreement has been reached or as may otherwise be required by law.

Item 8.  Additional Information to be Furnished.

     Amendment to Rights Agreement

     Pursuant to authority granted by the RSC Board at the June 8 Meeting, on June 9, 1999, RSC and the Rights Agent entered into an amendment to the Rights Agreement (the "Rights Agreement Amendment").

     The Rights Agreement Amendment amends the Rights Agreement (including the exhibits thereto) to provide that the Rights Agreement will expire on the earlier of (1) the close of business on December 9, 1999, (2) the time at which the rights thereunder (the "Rights") are redeemed pursuant to the Rights Agreement, (3) the closing of any merger or other acquisition transaction involving RSC pursuant to a merger or other acquisition agreement between RSC and any person which has been approved by the RSC Board prior to such person becoming an Acquiring Person (as defined in the Rights Agreement), at which time the Rights are deemed terminated, and (4) the time at which the Rights are exchanged pursuant to the Rights Agreement. In addition, in light of the termination of the NationsRent Merger Agreement, the Rights Agreement Amendment further amends the Rights Agreement to delete all references therein to NationsRent, the NationsRent Merger Agreement and certain other documents executed by RSC and NationsRent in connection therewith, including, among others, a reference to the expiration of the Rights Agreement 60 days following termination of the NationsRent Merger Agreement.

     A copy of the Rights Agreement Amendment is filed as Exhibit 60 hereto and is incorporated by reference herein.

     1999 Annual Meeting of Stockholders

     As described in the response to Item 4(a) above, at the June 8 Meeting the RSC Board set August 27, 1999 as the date for the 1999 Annual Meeting. In connection therewith, the RSC Board also fixed the record date for determining stockholders entitled to vote at the 1999 Annual Meeting as the close of business on July 7, 1999.

     Executive Committee

     At the June 8 Meeting, the RSC Board appointed Eric L. Mattson to the Executive Committee of the RSC Board (the "Executive Committee") as an uncompensated member of the Executive Committee. In addition, Britton H. Murdoch, a member of the Executive Committee, informed the RSC Board at the June 8 Meeting that he was relinquishing any right to compensation previously authorized by the RSC Board in respect of his services as a member of the Executive Committee, from and after June 8, 1999.

Item 9.  Materials to be Furnished as Exhibits.

     59  Press Release issued by Rental Service Corporation dated June 9, 1999.

     60 Amendment to Rights Agreement, dated as of June 9, 1999, between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer